                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No._____) *




                         FIRSTFED FINANCIAL CORPORATION
                               (Name of Issuer)





                         COMMON STOCK, $0.01 par value
                        (Title of Class of Securities)




                         COMMON STOCK, $0.01 par value
                                (CUSIP Number)





Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                                               Page 1 of 5 Pages
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CUSIP NO.    337907 10 9           SCHEDULE 13G        PAGE   2   OF   5   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          First Federal Bank of California
          Employee Stock Ownership Plan and Trust dated January 1, 1985.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    163,645
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     354,429
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   518,074
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          518,074
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          4.89%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          EP
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                                               Page 2 of 5 Pages
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                                  SCHEDULE 13G

Item 1            (a) Name of Issuer:
                  FirstFed Financial Corp.

Item 1            (b) Address of Issuer's Principal Executive Offices:
                  401 Wilshire Blvd., Santa Monica, CA. 90401

Item 2            (a) Name of Person Filing:

                  First Federal Bank of California Employees Stock Ownership Plan and Trust dated 01/01/85

Item 2            (b) Address of Principal Business Office or, if none,
                  Residence: 401 Wilshire Blvd., Santa Monica, CA. 90401

Item 2            (c) Citizenship:
                  Delaware (Parent Holding Company)

Item 2            (d) Title of Class of Securities:
                  Common Stock

Item 2            (e) CUSIP Number:
                  337907 10 9

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:


         (a)      [ ]   Broker or Dealer registered under Section 15 of the Act
         (b)      [ ]   Bank as defined in section 3(a)(6) of the Act
         (c)      [ ]   Insurance Company as defined in section 3(a)(19) of the
                        Act
         (d)      [ ]   Investment Company registered under section 8 of the
                        Investment Company Act
         (e)      [ ]   Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940
         (f)      [X]   Employee Benefit Plan, Pension Fund which is subject to
                        the provisions of the Employee Retirement Income
                        Security Act of 1974 or Endowment Fund; see Rule
                        3d-1(b)(1)(ii)(F)
         (g)            [ ] Parent Holding Company, in accordance with Rule
                        13d-1 (b) (ii) (G) (Note: See Item 7)
         (h)      [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

Item 4.  Ownership.

(a) Amount Beneficially Owned:

         518,074

(b) Percent of Class:
         4.89%



                                                               Page 3 of 5 Pages

                                  SCHEDULE 13G


(c) Number of shares as to which such person has:

         (i)    sole power to vote or to direct the vote......... 163,645
         (ii)   shared power to vote or to direct the vote....... 354,429
         (iii)  sole power to dispose or to direct the disposition of:  518,074
         (iv)   shared power to dispose or to direct the disposition of   NONE

Item 5.
         Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
              [X]

Item 6.

         Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable

Item 7.

         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable

Item 8.

         Identification and Classification of Members of the Group

         Not applicable

Item 9.

         Notice of Dissolution of Group

         Not applicable

Item 10.

         Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 1998

         ANN E. LEDERER
------------------------------------
Ann E. Lederer, Member, ESOP Administrative Committee
-----------------------------------------------------
(see attached Certification)




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                                  SCHEDULE 13G

                                   Certificate



         I, the undersigned Secretary of FirstFed Financial Corp., do hereby certify that the following is a true and correct excerpt from the Minutes of a duly called meeting of the Board of Directors of said corporation held on April 23, 1997, at which a quorum was present and acting throughout:

         "Upon a motion duly made, seconded and unanimously passed by the Board the E.S.O.P. Administrative Committee was re-established to be composed of Retired Bank Senior Vice President, Murray Tanner, and Bank Officers Ann E. Lederer and Lu O'Conner, all to serve until the Company's next annual meeting."

WITNESS my hand and the seal of the corporation this 30th day of January, 1998.





       ANN E. LEDERER
----------------------------
Ann E. Lederer
Secretary
FirstFed Financial Corp.






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